EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2015	For the Years Ended December 31,
		2014	2013	2012	2011	2010
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$193,094	$586,910	$1,099,128	$945,045	$970,673	$846,825
Add:
Interest expense	62,516	79,271	78,505	88,835	75,332	64,839
Appropriate portion of rents (a)	28,497	40,291	37,006	33,736	30,696	34,544

Earnings available for fixed charges	$284,107	$706,472	$1,214,639	$1,067,616	$1,076,701	$946,208

Fixed Charges:
Interest expense	$62,516	$79,271	$78,505	$88,835	$75,332	$64,839
Appropriate portion of rents (a)	28,497	40,291	37,006	33,736	30,696	34,544

Fixed charges	$91,013	$119,562	$115,511	$122,571	$106,028	$99,383

Ratio of earnings to fixed charges	3.12 X	5.91 X	10.52 X	8.71 X	10.15 X	9.52 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.